# SEC Schedule 13D/A (Amendment No. 34) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ONTRAK, INC., CIK 0001136174
CUSIP: 683373401
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 06/27/2025
Filed by CIK 0001797168
Persons authorized to receive notices and communications: Terren S. Peizer, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Group Holdings, LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Capital LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Humanitario Capital LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321

## Reporting persons
- ACUITAS GROUP HOLDINGS, LLC (CIK 0001797168): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 91,592,858; sole dispositive power 0; shared dispositive power 91,592,858; aggregate amount beneficially owned 91,592,858 (92.9% of the class)
  Comment: Based on 98,545,262 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 7,084,537 Shares expected to be outstanding as of immediately following closing of the June 2025 Offering (without giving effect to conversion or exercise of other outstanding securities), as disclosed by the Company in the Final Prospectus (Reg. No. 333-288099) filed with the SEC on June 30, 2025 (the "June 2025 Prospectus"); (ii) an aggregate of 37,905,161 Shares underlying the New Keep Well Warrants previously issued to Acuitas (after giving effect to adjustments reducing the exercise prices thereof to $0.60 per Share, and proportionately increasing the warrant shares thereunder, as described below in Item 4); (iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon conversion of the Surviving Note previously issued to Acuitas Capital (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (iv) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 38,499,996 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes (after giving effect to adjustments reducing the exercise prices thereof to $0.60 per Share, and proportionately increasing the warrant shares thereunder, as described below in Item 4); and (vi) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.
- ACUITAS CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 15,055,568; sole dispositive power 0; shared dispositive power 15,055,568; aggregate amount beneficially owned 15,055,568 (68% of the class)
  Comment: Based on 22,140,105 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 7,084,537 Shares expected to be outstanding as of immediately following closing of the June 2025 Offering (without giving effect to conversion or exercise of other outstanding securities), as disclosed by the Company in the June 2025 Prospectus; (ii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon conversion of the Surviving Note previously issued to Acuitas Capital (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (iii) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and (iv) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.
- HUMANITARIO CAPITAL LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: other (OO); sole voting power 0; shared voting power 55,049,498; sole dispositive power 0; shared dispositive power 55,049,498; aggregate amount beneficially owned 55,049,498 (92% of the class)
  Comment: Based on 59,828,555 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 7,084,537 Shares expected to be outstanding as of immediately following closing of the June 2025 Offering (without giving effect to conversion or exercise of other outstanding securities), as disclosed by the Company in the June 2025 Prospectus; and (ii) an aggregate of 52,744,018 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, representing the sum of (1) 51,944,443 Shares underlying the Private Placement Warrant (after giving effect to adjustments reducing the exercise prices thereof to $0.60 per Share, and proportionately increasing the warrant shares thereunder, as described below in Item 4) and (2) 799,575 Shares underlying the Private Placement Pre-Funded Warrant, in each case, as described further in Item 5 below.
- TERREN S. PEIZER (CIK 0000904534): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 146,642,356; shared voting power 0; sole dispositive power 146,642,356; shared dispositive power 0; aggregate amount beneficially owned 146,642,356 (96.9% of the class)
  Comment: Based on 151,289,280 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 7,084,537 Shares expected to be outstanding as of immediately following closing of the June 2025 Offering (without giving effect to conversion or exercise of other outstanding securities), as disclosed by the Company in the June 2025 Prospectus; (ii) an aggregate of 37,905,161 Shares underlying the New Keep Well Warrants previously issued to Acuitas (after giving effect to adjustments reducing the exercise prices thereof to $0.60 per Share, and proportionately increasing the warrant shares thereunder, as described below in Item 4); (iii) an aggregate of 52,744,018 Shares underlying the Private Placement Securities previously issued to Humanitario (after giving effect to adjustment reducing the exercise price of the Private Placement Warrant to $0.60 per Share, and proportionately increasing the warrant shares thereunder, as described below in Item 4); (iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon conversion of the Surviving Note previously issued to Acuitas Capital (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (vi) an aggregate of 38,499,996 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes (after giving effect to adjustments reducing the exercise prices thereof to $0.60 per Share, and proportionately increasing the warrant shares thereunder, as described below in Item 4); and (vii) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Name of issuer: ONTRAK, INC.
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Comment: This Amendment No. 34 to Schedule 13D (this "Amendment") is being filed by Acuitas Group Holdings, LLC, a California limited liability company ("Acuitas"), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas ("Acuitas Capital"), Humanitario Capital LLC, a Puerto Rico limited liability company ("Humanitario"), and Terren S. Peizer ("Mr. Peizer") (collectively, the "Reporting Persons") to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023, Amendment No. 20 to Schedule 13D filed on November 15, 2023, Amendment No. 21 to Schedule 13D filed on December 20, 2023, Amendment No. 22 to Schedule 13D filed on April 1, 2024, Amendment No. 23 to Schedule 13D filed on April 10, 2024, Amendment No. 24 to Schedule 13D filed on June 5, 2024, Amendment No. 25 to Schedule 13D filed on June 21, 2024, Amendment No. 26 to Schedule 13D filed on August 30, 2024, Amendment No. 27 to Schedule 13D filed on October 3, 2024, Amendment No. 28 to Schedule 13D filed on October 7, 2024, Amendment No. 29 to Schedule 13D filed on April 1, 2025, Amendment No. 30 to Schedule 13D filed on May 20, 2025, Amendment No. 31 to Schedule 13D filed on May 29, 2025, Amendment No. 32 to Schedule 13D filed on June 23, 2025 and Amendment No. 33 to Schedule 13D filed on June 24, 2025 (as amended and supplemented, the "Original Statement" and, as amended and supplemented by this Amendment, the "Statement"), relating to common stock, par value $0.0001 per share (the "Shares"), of Ontrak, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

## Item 2. Identity and Background
Criminal convictions in the last five years:
Item 2 of the Statement is hereby amended and supplemented by adding the following:

"On June 23, 2025, Mr. Peizer was sentenced to 42 months imprisonment and 3 years of supervised release on these counts. He filed a notice of appeal on June 25, 2025.

Other than as set forth above, during the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which information is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by adding the following information:

"On June 27, 2025, Acuitas Capital, the Company, certain of the Company's subsidiaries and U.S. Bank Trust Company, National Association, entered into the Seventh Amendment (the "Seventh Amendment") to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022, that certain Fourth Amendment made as of June 23, 2023, that certain Fifth Amendment made as of October 31, 2023 and that certain Sixth Amendment made as of March 28, 2024, and as further modified by letter agreements dated August 13, 2024, April 8, 2025 and May 19, 2025 (the "May 2025 Agreement") (as amended prior to entering into the Seventh Amendment, the "Existing Agreement", and as further amended by the Seventh Amendment, the "Keep Well Agreement").

The following is a summary of the Seventh Amendment. The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Seventh Amendment, which is attached hereto as Exhibit 99.31.

Termination of May 2025 Agreement. As previously disclosed, under the May 2025 Agreement, Acuitas Capital committed to purchase $5.0 million in aggregate principal amount of Demand Notes. As of June 27, 2025, the effective date of the Seventh Amendment (the "Seventh Amendment Effective Date"), Acuitas Capital purchased a total of $1.5 million of principal amount of Demand Notes pursuant to the May 2025 Agreement. Pursuant to the Seventh Amendment, the parties terminated the May 2025 Agreement and their respective rights and obligations therein, effective as of the Seventh Amendment Effective Date.

Purchase of Additional Demand Notes. Pursuant to the Seventh Amendment, Acuitas Capital has committed to purchase up to $8.45 million in principal amount of Demand Notes (the "Committed Demand Notes") and has the right (but not the obligation) to purchase additional Demand Notes (the "Uncommitted Demand Notes" and, together with the Committed Demand Notes, the "Seventh Amendment Demand Notes"). Under the terms of the Seventh Amendment, the Company may request that Acuitas Capital purchase (i) a Committed Demand Note in a principal amount up to $1.5 million, and (ii) at any time after Acuitas Capital has purchased all $8.45 million in aggregate principal amount of Committed Demand Notes, an Uncommitted Demand Note in a principal amount up to $1.5 million; provided, however, that the Company cannot request, without Acuitas Capital's consent, that Acuitas Capital purchase (x) more than $1.5 million in principal amount of Seventh Amendment Demand Notes within any 30-day period, or (y) more than $8.45 million in aggregate principal amount of Committed Demand Notes. To the extent that the Company receives proceeds from a capital contribution or the issuance of any capital stock on or after the date of the Seventh Amendment (including the net proceeds to be received by the Company from the June 2025 Offering (as defined below)), Acuitas Capital may, in its sole discretion, elect to reduce the amount of Committed Demand Notes to be purchased on a dollar-for-dollar basis. However, Acuitas Capital waived any right to require that such net proceeds be applied to any amounts due under any of the Demand Notes before any amounts due thereunder become due and payable.

Acuitas Capital's obligation to purchase a Seventh Amendment Demand Note pursuant to the terms of the Seventh Amendment is subject to the conditions that (i) the Company provide a certification stating that, without obtaining the requested funds, the Company will not have sufficient unrestricted cash to pay and discharge the Company's monetary obligations arising in connection with operating its business for the 30-day period following the Company's delivery of a funding notice to Acuitas Capital, and (ii) no material adverse change (and no event or events that, individually or in the aggregate, with or without lapse of time, could reasonably be expected to result in a material adverse change) in the Company's results of operations, business operations, properties, assets, condition (financial or otherwise), customer relations, business activities or business prospects, having occurred since the Seventh Amendment Effective Date.

Demand Notes. Under the Seventh Amendment, the Seventh Amendment Demand Notes will be in same form as the Demand Notes, except that the conversion price thereof will be equal to the lesser of (i) $0.9726 per share, and (ii) the greater of (a) the closing price of the Company's common stock on the trading day that is immediately prior to the applicable conversion date and (b) $0.3242 per share, in each case, subject to customary adjustment for stock splits, stock dividends, stock combinations and similar transactions. Pursuant to the Seventh Amendment, Acuitas Capital has agreed not to exercise its right to require that any amounts due under any Seventh Amendment Demand Note or Demand Note be paid until the earlier of (x) September 1, 2026 and (y) 30 days following the date on which Acuitas Capital has purchased $8.45 million in principal amount of Seventh Amendment Demand Notes.

Pursuant to the terms of the Seventh Amendment, the Company has agreed not to issue any Shares in connection with the conversion of any Seventh Amendment Demand Note, unless and until the Seventh Amendment Stockholder Approval Effectiveness Date (as defined below). In addition, effective upon the Seventh Amendment Stockholder Approval Effectiveness Date, the conversion price of the Demand Notes previously issued on March 28, 2025, May 9, 2025, and May 27, 2025 (collectively, the "Amended Demand Notes") will be amended to be equal to the lesser of (i) $1.48 (for the Demand Note issued on March 28, 2025), $1.64 (for the Demand Note issued on May 9, 2025), and $1.59 (for the Demand Note issued on May 27, 2025), as provided in the Seventh Amendment and (ii) the greater of (a) the closing price of the Company's common stock as reported on the trading day that is immediately prior to the applicable conversion date and (b) one-third of the dollar amount in clause (i) above, in each case, subject to customary adjustment for stock splits, stock dividends, stock combinations and similar transactions.

Demand Warrants. Under the terms of the Seventh Amendment, in connection with each Seventh Amendment Demand Note purchased by Acuitas Capital, the Company will issue to Acuitas Capital (or its designee) a Demand Warrant to purchase such number of Shares that results in 200% warrant coverage. Each Demand Warrant will have a term of five years and an initial exercise price equal to the closing price of the Company's common stock on the date that the Company receives the funds evidenced by the applicable Seventh Amendment Demand Note, which initial exercise price will be subject to further adjustment in accordance with the terms of the Demand Warrants. The Company will not issue any Demand Warrant in connection with the issuance of any Seventh Amendment Demand Note issued after the initial $15.0 million in aggregate principal amount of Seventh Amendment Demand Notes and Demand Notes issued under the Existing Agreement unless and until the Seventh Amendment Stockholder Approval Effectiveness Date, and promptly as practicable following such date, the Company will issue each Demand Warrant that would have been issued through and including such date.

Seventh Amendment Stockholder Approval. Under the Seventh Amendment, the Company is required to seek stockholder approval in accordance with the Nasdaq listing rules of (a) the issuance of the Seventh Amendment Demand Notes, the Demand Warrants to be issued in connection with the Seventh Amendment Demand Notes and the warrants to be issued upon conversion of the Seventh Amendment Demand Notes, (b) the amendment to the Amended Demand Notes contemplated by the Seventh Amendment, (c) the issuance of the Shares upon conversion or exercise, as applicable, of the Seventh Amendment Demand Notes, the Demand Warrants to be issued in connection with the Seventh Amendment Demand Notes, the Amended Demand Notes, and the Conversion Warrants to be issued upon conversion of the Seventh Amendment Demand Notes, and (d) any other terms of the Seventh Amendment that require approval of the Company's stockholders under applicable Nasdaq listing rules, as described further therein.

The foregoing description of the Seventh Amendment is not complete and is subject to and qualified in its entirety by reference to the full text of the Seventh Amendment, a copy of which is attached as Exhibit 99.31 to this Amendment No. 34 to Schedule 13D and incorporated herein by reference.

On June 27, 2025, in connection with the Seventh Amendment, the Company, Acuitas Capital and Humanitario entered into an agreement (the "June 2025 Agreement"), pursuant to which Acuitas Capital and Humanitario agreed to the following adjustments to the exercise prices of the Keep Well Warrants and the Private Placement Warrant (in lieu of adjustments that would otherwise be made in accordance with their respective terms) if the Company (a) enters into the Seventh Amendment and effects or consummates an issuance of any Seventh Amendment Demand Note, Demand Warrant, Conversion Warrant or Shares as contemplated therein, or (b) consummates its previously announced public offering of 6,666,667 Shares (or pre-funded warrants in lieu of Shares) and 26,666,668 warrants to purchase up to 26,666,668 Shares (the "June 2025 Offering"): (i) the warrant exercise price then in effect will be reduced to $0.9726 (the closing price of the Company's common stock as of immediately prior to the parties entering into the Seventh Amendment); (ii) if $0.9726 exceeds the combined public offering price per Share and four warrants in the June 2025 Offering, then the exercise price of such warrant will be further reduced to such combined public offering price; (iii) if the applicable warrant exercise price (after giving effect to downward adjustments pursuant to the preceding clauses (i) and (ii)) is greater than the lowest volume-weighted average price ("VWAP") of the Company's common stock on any trading day during the five trading day-period immediately following the public announcement of the Company entering into the Seventh Amendment, then such warrant exercise price will be further reduced to the lowest VWAP on any trading day during such five trading day period; (iv) in the event that the public announcements for the June 2025 Offering and the Company's entry into the Seventh Amendment are not made on the same trading day, if the applicable warrant exercise price (after giving effect to downward adjustments pursuant to the preceding clauses (i) and (ii)) is greater than the lowest VWAP of the Company's common stock on any trading day during the five trading day-period immediately following such public announcement of the June 2025 Offering, then such warrant exercise price will be further reduced to the lowest VWAP on any trading day during such five trading day-period; and (v) if any Note (as defined in the Seventh Amendment) is converted into Shares at a conversion price less than the applicable warrant exercise price (after giving effect to downward adjustments pursuant to the preceding clauses (i), (ii), (iii) and (iv), and adjustments pursuant to the terms of the applicable warrant (other than Section 3(b) thereof)), then such warrant exercise price will be further reduced to such conversion price at such time of such Note conversion. In accordance with the terms of the Keep Well Warrants and the Private Placement Warrant, upon each adjustment to exercise price thereof, the number of Shares issuable upon exercise thereof will increase proportionately such that after each adjustment to the exercise price, the aggregate exercise price payable upon exercise for the adjusted number of Shares issuable upon exercise thereof will be the same as the aggregate exercise price in effect immediately prior to each such adjustment to the exercise price (without regard to any limitations on exercise contained in the Private Placement Warrant).

The foregoing description of the June 2025 Agreement is not complete and is subject to and qualified in its entirety by reference to the full text of the June 2025 Agreement, a copy of which is attached as Exhibit 99.32 to this Amendment No. 34 to Schedule 13D and incorporated herein by reference.

On June 30, 2025, the Company closed the June 2025 Offering at a combined public offering price of $0.60 per Share and four warrants. As a result, pursuant to the June 2025 Agreement, the exercise prices of the Keep Well Warrants and the Private Placement Warrant were further reduced to $0.60, and the aggregate number of Shares issuable upon exercise of the Keep Well Warrants and the Private Placement Warrant increased proportionately from 49,720,776 Shares to 128,349,600 Shares, calculated as the sum of (1) an aggregate of 37,905,161 Shares underlying the outstanding New Keep Well Warrants, (2) an aggregate of 52,744,018 Shares underlying the Private Placement Warrant, and (3) an aggregate of 38,499,996 Shares underlying the outstanding Demand Warrants, in each case, subject to further adjustment in accordance with the terms of the June 2025 Agreement."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

"(a) and (b)

Except as otherwise expressly set forth in this Amendment, the amounts of Shares, as well as the various exercise prices, conversion prices and similar amounts, reported in this Statement, do not reflect or give effect to the adjustments thereto upon the effectiveness of the Seventh Amendment Stockholder Approval, as described in Item 4 above.

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 98,545,262 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 7,084,537 Shares expected to be outstanding as of immediately following the closing of the June 2025 Offering (without giving effect to the conversion or exercise of any other outstanding securities of the Company), as disclosed by the Company in the Final Prospectus (Registration No. 333-288099) filed with the SEC on June 30, 2025 (the "June 2025 Prospectus");

(ii) an aggregate of 37,905,161 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024 (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4);

(iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iv) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 38,499,996 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4); and

(vi) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Acuitas may be deemed to have beneficial ownership of 91,592,858 Shares, consisting of:

(i) an aggregate of 132,133 Shares owned by Acuitas as of the date hereof;

(ii) an aggregate of 37,905,161 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024 (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4);

(iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iv) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 38,499,996 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4); and

(vi) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas represents approximately 92.9% of the total number of Shares outstanding as of the date hereof. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 91,592,858 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 15,055,568 Shares with Acuitas Capital and Mr. Peizer.

Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 22,140,105 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 7,084,537 Shares expected to be outstanding as of immediately following the closing of the June 2025 Offering (without giving effect to the conversion or exercise of any other outstanding securities of the Company), as disclosed by the Company in the June 2025 Prospectus;

(ii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iii) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and

(iv) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Acuitas Capital may be deemed to have beneficial ownership of 15,055,568 Shares, consisting of:

(i) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(ii) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and

(iii) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas Capital represents approximately 68.0% of the total number of Shares outstanding as of the date hereof. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 15,055,568 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 59,828,555 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 7,084,537 Shares expected to be outstanding as of immediately following the closing of the June 2025 Offering (without giving effect to the conversion or exercise of any other outstanding securities of the Company), as disclosed by the Company in the June 2025 Prospectus; and

(ii) an aggregate of 52,744,018 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, representing the sum of (1) 51,944,443 Shares underlying the Private Placement Warrant (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4) and (2) 799,575 Shares underlying the Private Placement Pre-Funded Warrant.

As of the date hereof, Humanitario may be deemed to have beneficial ownership of 55,049,498 Shares, consisting of:

(i) an aggregate of 2,305,480 Shares owned by Humanitario as of the date hereof; and

(ii) an aggregate of 52,744,018 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023 (after giving effect to the downward adjustment to the exercise price of the Private Placement Warrant to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4).

The Shares beneficially owned by Humanitario represents approximately 92.0% of the total number of Shares outstanding as of the date hereof. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the of 55,049,498 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 151,289,280 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 7,084,537 Shares expected to be outstanding as of immediately following the closing of the June 2025 Offering (without giving effect to the conversion or exercise of any other outstanding securities of the Company), as disclosed by the Company in the June 2025 Prospectus;

(ii) an aggregate of 37,905,161 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024 (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4);

(iii) an aggregate of 52,744,018 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023 (after giving effect to the downward adjustment to the exercise price of the Private Placement Warrant to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4);

(iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(vi) an aggregate of 38,499,996 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4); and

(vii) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Mr. Peizer may be deemed to have beneficial ownership of 146,642,356 Shares, consisting of:

(i) an aggregate of 2,437,613 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) 132,133 Shares owned by Acuitas as of the date hereof and (2) 2,305,480 Shares owned by Humanitario as of the date hereof;

(ii) an aggregate of 37,905,161 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024 (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4);

(iii) an aggregate of 52,744,018 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023 (after giving effect to the downward adjustment to the exercise price of the Private Placement Warrant to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4);

(iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 6,416,672 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(vi) an aggregate of 38,499,996 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment (after giving effect to the downward adjustment to the exercise prices thereof to $0.60 per Share, and the proportionate increase to the warrant shares thereunder, pursuant to the June 2025 Agreement, as described above in Item 4); and

(vii) an aggregate of 7,527,784 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Mr. Peizer represents approximately 96.9% of the total number of Shares outstanding as of the date hereof. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 146,642,356 Shares."
Number of shares as to which each person has sole or shared power to vote or dispose:
"The Shares beneficially owned by Acuitas represents approximately 92.9% of the total number of Shares outstanding as of the date hereof. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 91,592,858 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 15,055,568 Shares with Acuitas Capital and Mr. Peizer.

The Shares beneficially owned by Acuitas Capital represents approximately 68.0% of the total number of Shares outstanding as of the date hereof. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 15,055,568 Shares with Acuitas and Mr. Peizer.

The Shares beneficially owned by Humanitario represents approximately 92.0% of the total number of Shares outstanding as of the date hereof. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the of 55,049,498 Shares with Mr. Peizer.

The Shares beneficially owned by Mr. Peizer represents approximately 96.9% of the total number of Shares outstanding as of the date hereof. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 146,642,356 Shares."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby supplemented with the following:

"Except as set forth in this Amendment, the Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Ex. 99.31 Seventh Amendment to Master Note Purchase Agreement, dated as of June 27, 2025, by and among Ontrak, Inc., certain of its subsidiaries party thereto, Acuitas Capital LLC and the Collateral Agent named therein.

Ex. 99.32 Agreement, effective as of June 27, 2025, by Humanitario Capital LLC and Acuitas Capital LLC in favor of Ontrak, Inc.

## Signatures
- ACUITAS GROUP HOLDINGS, LLC: /s/ Terren S. Peizer, TERREN S. PEIZER, CHAIRMAN (06/30/2025)
- ACUITAS CAPITAL LLC: /s/ Terren S. Peizer, TERREN S. PEIZER, CHAIRMAN (06/30/2025)
- HUMANITARIO CAPITAL LLC: /s/ Terren S. Peizer, TERREN S. PEIZER, SOLE MEMBER (06/30/2025)
- TERREN S. PEIZER: /s/ Terren S. Peizer, TERREN S. PEIZER (06/30/2025)